Active Health Foods, Inc.
6185 Magnolia Ave.
Suite 403
Riverside, California 92506

Telephone (951) 360-9970
Fax (626) 335-7750

February 9, 2011

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549

Re:           Active Health Foods, Inc.
Amendment #8 to Registration Statement on Form S-1
Filed February 2, 2011
File No. 333-164788

Dear Mr. Dougherty:

Following hereto are our responses to your comment letter dated February 9, 2011.  The questions raised by your comment letter are numbered in the sequence of your comment letter and Active Health Foods, Inc. responses follow immediately thereto.  The Registration Statement has been amended and will be filed as a 424 supplemental prospectus.

_________________________________________

Liquidity, page 27

1.
We note your disclosure in the second paragraph under this section, beginning with the sentence  “[i]t must be noted . . .” and ending with the sentence beginning “[i]n evaluating the interest that has been generated . . . “ Please remove these two sentences from your disclosure.  Please also explain the indications of interest that you posit in this disclosure, including how you have obtained such indications of interest and the distribution, if any, of preliminary prospectuses.

RESPONSE:  Your comment is duly noted and the two sentences to which you have referred have been deleted from the amended prospectus, which will be filed as a 424 supplemental prospectus next week.  The "indications of interest" you have addressed have come solely from Gregory Manos’ personal discussions with individuals he has interaction with within the industry.  There has been no dissemination of any preliminary prospectuses whatsoever.

SEC/Dougherty
2/9/11

It is our hope that the responses in this correspondence adequately address your concerns and comments.  If any further questions or comments should arise, please feel free to contact me.

Very truly yours,

/s/ Gregory Manos

Gregory Manos
President